September 19, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Aisha Adegbuyi

Re:	BGC Group, Inc. Registration Statement on Form S-4
Filed September 6, 2023
File No. 333-274356

Ladies and Gentlemen:

On September 6, 2023, we filed correspondence with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of our registration statement on Form S-4 (File No. 333-274356) (the “Registration Statement”) so that it may be declared effective at 4:00 p.m., Eastern Time, on September 19, 2023, or as soon as practicable thereafter.

We are no longer requesting that such Registration Statement be declared effective at such date and time and we hereby formally withdraw such request for acceleration.

Please contact Leland Benton of Morgan, Lewis & Bockius LLP at (202) 739-5091 or leland.benton@morganlewis.com with any questions you may have concerning this matter.

Sincerely, BGC Group, Inc.

By:	/s/ Jason W. Hauf
Name:	Jason W. Hauf
Title:	Chief Financial Officer

cc: Leland Benton, Morgan, Lewis & Bockius LLP